Exhibit (d)(5)

OPTO CIRCUITS (INDIA) LIMITED	(UNIT II) ▪100% EOU
August 10, 2010
Cardiac Science Corp.
3303 Monte Villa Parkway
Bothell, WA 98021
Attention: Mr. Dave Marver, CEO/President

Re:	Proposed Acquisition of the Cardiac Monitoring Business Unit
Dear Mr. Marver:
     The purpose of this Letter of Intent (the “LOI”) is to set forth certain non-binding understandings and certain binding agreements between Opto Circuits India (the “Buyer”), on the one hand, and Cardiac Science Corp., 3303 Monte Villa Parkway, Bothell WA 98021, (called the “Company” or “Seller”) on the other hand, with respect to the proposed transaction in which the Buyer will purchase the Cardiac Monitoring Business unit of the Company. For purposes of this LOI, Company and Buyer are sometimes collectively referred to as “parties” and individually as “party.”
     The parties hereto acknowledge that this LOI does not contain all matters upon which an agreement must be reached to consummate the proposed transaction. This LOI is not intended to create or constitute any legally binding obligation between Buyer and the Company. This LOI outlines the proposed transaction based on each party’s present understanding of the current condition of the assets and business operation of Company based on the financial and business information sent to Buyer, which is attached herewith as Schedule 1. The terms of the acquisition will be more particularly set forth in a purchase agreement (“Purchase Agreement”) and one or more definitive agreements (collectively, the “Definitive Agreements”) to be mutually agreed upon and executed by the parties. If the Definitive Agreements are not prepared, authorized, executed or delivered for any reason, no party to this LOI shall have any liability to any other party, other than for a material breach of a provision specifically identified herein as binding.
     The following numbered paragraphs 1-6 of Part One constitute general outline of the proposed transaction, the purchase price, key ancillary agreements and important conditions. The parties expressly state their intentions that this LOI as a whole and paragraphs 1-6 of Part One in particular, do not and shall not constitute a legally binding obligation, contract or agreement between any of the parties.
Plot No. 83, First Floor, Electronics City, Bangalore – 560 100.
Phone ▪ +91-80-28521040-41-42 Fax ■ +91-80-28521094

PART ONE: NONBINDING STATEMENT OF UNDERSTANDING
     1. Basic Transaction. Subject to (1) the satisfactory results of a due diligence inspection by Buyer (as provided in paragraph 9) and making of any agreed upon adjustments to the acquisition price reflecting any material change to the assets, liabilities, finances and business operation of Company as represented in the info of Schedule 1, and (2) the ability of Buyer to secure adequate financing for the purchase price and (3) also subject to the conditions, agreements and understandings referred to below in this LOI, and (4) approval of the proposed transaction by Buyer’s board of directors. Buyer and/or its affiliates would acquire the entire Cardiac Monitoring Business Unit of the Company. Company’s Cardiac Monitoring Business Unit includes business relating to all products offered by the Company, excluding the defibrillator/AED products and related services. It is understood that the acquisition would include all tangible and intangible assets related to the business unit as well as any all contracts needed to successfully operate the business. The parties intend to enter into a jointly drafted Asset Purchase Agreement within the next 30 days and further intend that the closing of the proposed transaction would occur on or before September 15, 2010 (the “Closing Date”).
     2. Proposed Structure. Buyer and the Company contemplate that the transaction would be structured as a purchase by Buyer of the assets of the Cardiac Monitoring Business Unit. Notwithstanding the foregoing, the parties recognize that the structure of the Transaction is subject to continuing review and analysis and that it may be necessary or appropriate to change the structure as a result of tax, accounting, intellectual property or other considerations, as may be mutually agreed by the Company and Buyer.
     3. Proposed Purchase Price. The total consideration (the “Purchase Price”) for the acquisition of the Cardiac Monitoring Business Unit of the Company would be as follows:
a) Cash at closing totaling $33,000,000.00 to $35,000,000,00, subject to final due diligence by Buyer.
     4. Employees: It is the understanding of both parties that the Buyer will assume certain employees needed to successfully operate the Cardiac Monitoring Business Unit of the Company, subject to the needed business due diligence.
     5. Proposed Form of Agreement: Buyer and the Company intend promptly to begin negotiating to reach written Definitive Agreements, containing usual and customary representations, warranties, indemnities, conditions and agreements including but not limited to:
          a. representations and warranties related to each party’s power of authority to enter into the Definitive Agreements and perform its obligations there-under;
          b. representations and warranties related to ownership and title to the purchased assets and that such interest will be conveyed free and clear of all encumbrances;

          c. representations and warranties concerning Company such as due organization, good standing, absence of violation of other agreements and laws, the accuracy of financial information being relied upon;
          d. indemnities in favor of Buyer against all claims and liabilities with respect to breach of such representation and warranties;
          e. a provision requiring the Company to reimburse Buyer for its reasonable out-of-pocket expenses incurred in connection with the transaction should the Company terminate the Purchase Agreement prior to closing.
     The Definitive Agreements are expected to include, without limitation the Purchase Agreement to govern acquisition of certain assets and liabilities of Company; consulting agreements, employment agreements, non-compete agreements, license agreements, patent and trademark assignments and other agreements necessary in connection with any of the foregoing arrangement or any transaction contemplated herein.
     6. Condition Precedent to the Proposed Transaction. The Definitive Agreements, if successfully negotiated, would provide that the proposed transaction would be subject to customary terms and conditions, generally applicable to an acquisition of the nature and size of the transactions contemplated by this LOI, each of which must be satisfied prior to the consummation of the transactions contemplated thereby. In general, the closing of the proposed acquisition shall be subject to the satisfaction of the conditions precedents, which shall include but not limited to:
          a. satisfactory results of due diligence, prior to entry into the Purchase Agreement;
          b. receipt of all necessary approvals of the shareholders of the parties, if required.
          c. receipt of all necessary consents and approvals of governmental bodies, lenders, lessors, and other third parties relating to the Transaction and relating to the execution of Purchase Agreement and Definitive Agreements;
          d. absence of any material adverse change in the Company’s business, financial condition, assets or operations since June 30, 2010 as represented in Schedule 1;
          e. absence of pending or threatened material claim or litigation involving Company;
          f. delivery, as the case may be, of customary closing certificates;
          g. representations and warranties of the parties being true in all material respects at the closing date;

          h. performance of all pre-closing covenants by the parties;
     i. the approval and consent of the Definitive Agreements and the proposed transaction by the Board of Directors of Buyer and the Seller, prior to entry into the Purchase Agreement.
PART TWO: AGREEMENTS OF THE PARTIES REGARDING THE PROCEDURES FOR NEGOTIATION AND PREPARING DEFINITIVE AGREEMENTS.
     In consideration of the costs to be borne by each party in pursing the acquisition and sale contemplated by this LOI and in consideration of mutual undertaking by the parties as to the matters described in this LOI, upon execution of counterparts of this LOI by each party paragraphs 8 to 17 will constitute legally binding and enforceable agreement of the parties regarding the procedures for negotiation and preparation of Definitive Agreements and other matters.
     8. Due Diligence; Access.
          a. Buyer intends to continue, its due diligence investigation of the prospects, business, assets, contracts, rights, liabilities and obligations of the Company, including financial, marketing, employee, legal, regulatory and environmental matters.
          b. Subject to the confidentiality provisions contained in the Mutual Non-Disclosure Agreement between Buyer and the Company dated June 25, 2010, as amended by the Addendum dated July 26, 2010 (the “Non-Disclosure Agreement”), upon reasonable notice to the Company, the Company will provide to Buyer and its representatives reasonable access to the Company’s facilities, books and records during normal business hours and shall cause the employees, accountants and other agents and representatives (collectively, “Representatives”) of the Company to reasonably cooperate with Buyer and Buyer’s Representatives in connection with Buyer’s due diligence investigation of the Company and the Company’s assets, contracts, liabilities, operations, records and other aspects of its Cardiac Monitoring Business. All such access and disclosure shall be coordinated by Buyer with a designee of Company and shall be conducted in such manner so as not to unduly interfere with the normal business operation of the Company.
     9. Definitive Agreements. Company and its counsel shall be responsible for preparing the initial draft of the Purchase Agreement. Buyer and its counsel shall be responsible for preparing the initial drafts of other Definitive Agreements. Buyer and the Company shall negotiate in good faith to arrive at a mutually acceptable Definitive Agreements for approval, execution and delivery on the earliest reasonably practicable date; provided, however that the foregoing does not obligate either party to bring the proposed transaction to its board of directors, nor does it obligate its board of directors to approve the proposed transaction, if such party determines (in its sole discretion) that it has not arrived at mutually acceptable Definitive Agreements. The Definitive Agreements shall not be binding on/concluded by either party until and unless it shall have been approved by each party’s respective board of directors and the Selling Shareholders.

     10. Disclosure. Except as and to the extent required by law or stock exchange listing rules, without the prior written consent of the other party, neither Buyer nor the Company shall, and each shall direct its Representatives not to, directly or indirectly, make any public comment, statement or communication with respect to, or otherwise disclose or permit the disclosure (other than to the parties’ respective employees on a need to know basis and their respective directors and Representatives) of the existence of discussions regarding, a possible transaction between the parties or any of the terms, conditions or other aspects of the transaction proposed in this LOI. In addition, the parties continue to be bound by the terms and conditions of the Non-Disclosure Agreement, except as modified in Section 17.
     11. Costs. Each party shall be responsible for and bear all of its own costs and expenses (including any broker’s or finder’s fees) incurred in connection with the proposed transaction, including legal, consulting and accounting expenses, incurred at any time in connection with pursuing or consummating the proposed transaction.
     12. Additional Terms. This LOI is not intended to prevent a party from raising additional issues regarding the proposed transaction. Each party agrees not to assert any oral agreement or any agreement based upon a party’s conduct to the contrary.
     13. Termination. This LOI shall terminate (other than the portions referred to in sections 10, 11 and 12 above, as well as any confidentiality undertakings exchanged by the parties hereto regarding the proposed transaction, including the Non-Disclosure Agreement, all of which shall survive any such termination)) upon the happening of either of the following events:
a.	Execution of the Definitive Agreements;

b.	Written notice from either party to the other; or

c.	Automatically as of the close of business on September 30, 2010.
     14. Notices. All notices, requests or other communications which are required or may be given pursuant to this LOI will be deemed to have been duly given (a) upon receipt if personally delivered, when transmitted if transmitted by telecopy, electronic or digital transmission method (provided proof of dispatch can be provided), or if sent by certified or registered mail, return receipt requested; or (b) the day after it is sent, if sent for next day delivery by a recognized overnight delivery service (e.g., Federal Express). In each case, notice will be sent to:

If to the Buyer:	Opto Circuits (India) Ltd.
Plot No. 83
Electronic City, Bangalore South 561229, India
Attention: Vinod Ramnani, Managing Director
With a copy to: Thomas Dietiker
	Facsimile:	+91-802-852-1094
	Email:	Vinod Ramnani <vinod@optoindia.com>;
Thomas Dietiker <tdietiker@optocircuits.com>;

If to the Company:	Cardiac Science Corp.
3303 Monte Villa Parkway
Bothell, WA 98021
Attention: Dave Marver, CEO/President
With a copy to: Mike Matysik, SVP and CFO
	Facsimile:	425-402-2020
	Email:	dmarver@cardiacscience.com
mmatysik@cardiacscience.com
     15. Disclaimer of Liabilities. Except for breach of any confidentiality provisions hereof as well breach of any confidentiality undertakings exchanged by the parties hereto regarding the proposed transaction prior to the date hereof, no party to this Letter shall have any liability to any other party for any liabilities, losses, damages (whether special, incidental, consequential or punitive damages, including without limitation any loss of profits or revenue, regardless of the form of action) costs, or expenses incurred by the party in the event the negotiations among the parties are terminated.
     16. Modification. No modification or amendment may be made to this LOI unless such modification or amendment is made in writing and executed by the parties.
     17. Miscellaneous. Except for the Non-Disclosure Agreement, this LOI supersedes any and all prior discussions or agreements (written or oral) between the parties hereto with respect to the Proposed Transaction, Section 1 of the Addendum to Non-Disclosure Agreement dated as of July 26, 2010 is hereby terminated and of no further force and effect. This LOI may be executed in one or more counter-parts, each of which when executed shall be deemed an original, but all of which taken together shall constitute one and the same documents. Buyer is a publicly listed company, and is governed by The Indian Company Act 1956 and rules and regulation of Securities and Exchange Board of India. The Seller and all the assets of the Seller are governed under the laws of United States. This LOI will be governed by the laws of the State of Washington. Each of the parties hereby agrees that any dispute regarding this LOI or any of the matters contemplated hereby will be heard in the U.S. federal courts located in the Western District of Washington or in the courts of the State of Washington located in King County, Washington, and each party irrevocably submits to the personal jurisdiction of such courts.
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IN WITNESS WHEREOF, the parties hereto have executed this Letter of Intent as of the date first above written.

Date:	OPTO CIRCUITS (INDIA) LTD.
	By:	/s/ Vinod Ramnani
	Name:	Vinod Ramnani
	Title:	Managing Director Opto Circuits (India) Ltd.

Date:	Cardiac Science Corp.
	By:	/s/ Dave Marver
	Name:	Dave Marver
	Title:	President & CEO